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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------

                             (Amendment No. 8)


                            Gleason Corporation
- --------------------------------------------------------------------------
                             (Name of Issuer)


 Common Stock, par value $1.00 per                377339106000
               share
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)


        G.S. Beckwith Gilbert                Dennis J. Block, Esq.
        Field Point Capital                 Weil, Gotshal & Manges
          Management Company                     767 Fifth Avenue
         104 Field Point Road                  New York, NY  10158
         Greenwich, CT  06830                     (212) 310-8000
           (203) 629-8757
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)


                               June 8, 1995
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))

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 CUSIP No. 377339106000                  13D


     1     NAME OF REPORTING PERSON:    G.S. Beckwith Gilbert

           S.S. OR I.R.S. IDENTIFICATION NO.   ###-##-####
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  PF

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United States
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       219,100
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:       1,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  219,100
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE         1,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       220,100
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.26%

    14     TYPE OF REPORTING PERSON:    IN

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 CUSIP No. 377339106000                  13D


     1     NAME OF REPORTING PERSON:    Field Point Capital Management
                                        Company

           S.S. OR I.R.S. IDENTIFICATION NO.   06-1222748
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  AF

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Connecticut
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:        -0-
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     1,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:   -0-
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       1,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       1,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  .02%

    14     TYPE OF REPORTING PERSON:    CO

               This statement is the eighth Amendment to a statement on
     Schedule 13D filed with the Securities and Exchange Commission by members of a group that currently consist of Field Point Capital Management Company ("Field Point") and Mr. G.S. Beckwith Gilbert relating to the common stock, par value $1.00 per share (the "Common Stock"), of Gleason Corporation, a Delaware corporation (the "Company").


     Item 5.   Interest in Securities of the Issuer
               ------------------------------------

               (a) As of June 12, 1995, the Reporting Persons beneficially owned the following number of shares of the Common Stock (the approximate percentage of the shares of Common Stock owned as indicated in parenthesis below is based on 5,168,833 shares of Common Stock outstanding as of March 31, 1995 as set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995).

               (i) Mr. Gilbert owned 219,100 shares of the Common Stock (4.24%). By virtue of his ownership of all of the outstanding stock of Field Point, Mr. Gilbert may be deemed for the purposes of this Amendment No. 8 to the Schedule 13D to be the beneficial owner of the 1,000 shares of Common Stock (.02%) owned by Field Point.

               (ii)  Field Point owned 1,000 shares of the Common Stock
          (.02%).


               (b) Field Point and Mr. Gilbert, by virtue of his ownership of all of the outstanding stock of Field Point, share sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Common Stock owned by Field Point. Mr. Gilbert has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Common Stock of which he has direct beneficial ownership. In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, as amended, each Reporting Person disclaims beneficial ownership of the shares of Common Stock owned beneficially by the other Reporting Person.

               (c) Except as set forth below, none of the Reporting Persons has purchased or sold shares of Common Stock during the past 60 days. The following transactions were all effected on the New York Stock Exchange:


       G.S. Beckwith Gilbert

           Date of Sale            Number of Shares Sold           Sales Price
           ------------            ---------------------           -----------
              5/23/95                        5,000                    $24.0570

              5/24/95                          300                     24.0000

              6/2/95                        25,000                     20.6250

              6/5/95                         3,100                     20.9234

              6/6/95                         1,000                     21.0000

              6/8/95                       240,100                     20.5105


               (d)  Not applicable.

               (e)  Not applicable.


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                                    SIGNATURE
                                    ---------
               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  June 12, 1995


                                   FIELD POINT CAPITAL MANAGEMENT
                                      COMPANY


                                   By: /s/ G.S. Beckwith Gilbert
                                       --------------------------
                                          G.S. Beckwith Gilbert
                                          President





















































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                                        SIGNATURE
                                        -----

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  June 12, 1995



                                   By:  /s/ G.S. Beckwith Gilbert
                                        -------------------------
                                          G.S. Beckwith Gilbert




















































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